

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Dr. Sehat Sutardja
President and Chief Executive Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

     Re: Marvell Technology Group LTD.
              Form10-K for the year ended January 30, 2010
              File No. 000-30877

Dear Dr. Sutardja

     We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Jeff Jaramillo
                   Accounting Branch Chief